SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

SCHEDULE 13G

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Accelerize Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

00435A102
(CUSIP Number)

August 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 00435A102	SCHEDULE 13G	Page 2 of 12

1.	NAMES OF REPORTING PERSONS Beedie Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,435,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.10%
12.	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 00435A102	SCHEDULE 13G	Page 3 of 12

1.	NAMES OF REPORTING PERSONS Beedie OYII Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,435,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.10%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00435A102	SCHEDULE 13G	Page 4 of 12

1.	NAMES OF REPORTING PERSONS Beedie Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,435,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.10%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00435A102	SCHEDULE 13G	Page 5 of 12

1.	NAMES OF REPORTING PERSONS Ryan Beedie Family Trust III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,435,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.10%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00435A102	SCHEDULE 13G	Page 6 of 12

1.	NAMES OF REPORTING PERSONS 4358 Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00435A102	SCHEDULE 13G	Page 7 of 12

1.	NAMES OF REPORTING PERSONS Ryan Beedie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,435,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.10%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00435A102	SCHEDULE 13G	Page 8 of 12

Item 1(a).	Name of Issuer:

Accelerize Inc., a Delaware corporation (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

20411 SW Birch Street, Suite 250, Newport Beach, California 92660.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by:

(1)	Beedie Investments Limited, a British Columbia, Canada corporation (“BIL”), which is the direct beneficial owner of the warrants to purchase Common Stock of the Issuer (“Common Stock”) as described more fully in Item 4 (the "Warrants");

(2)	Beedie OYII Holdings Limited, a British Columbia, Canada corporation (“OYII”), which 100% owns and controls BIL;

(3)	Beedie Holdings Limited, a British Columbia, Canada corporation (“BHL”), which 100% owns and controls OYII;

(4)	Ryan Beedie Family Trust III (“Trust”), a Canadian Resident Trust, which 100% owns and controls BHL;

(5)	4358 Investments Limited, a British Columbia, Canada corporation (“4358”), which is the Trustee and has sole control of the Trust; and

(6)	Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BIL, OYII, BHL, Trust and 4358, the “Reporting Persons”) with respect to the Warrants.

Item 4 is incorporated by reference.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1730-1111 West Georgia Street, Vancouver, BC V6E 4M3.

Item 2(c).	Citizenship:

Item 2(a) is incorporated by reference.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e).	CUSIP Number:

00435A102.

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 00435A102	SCHEDULE 13G	Page 9 of 12

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership:

Item 2(a) is incorporated by reference.

(a)	Each of the Reporting Persons may be deemed to beneficially own 7,435,000 shares of Common Stock.

(b)	The number of shares each Reporting Person may be deemed to beneficially own constitutes approximately 10.10% of the Common Stock outstanding, based on 73,614,709 shares of Common Stock outstanding as of November 14, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2018, with the amount of shares of Common Stock exercisable under the Warrants added pursuant to Rule 13d-3(d)(1)(i).

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 7,435,000.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 7,435,000.

The Reporting Persons, through BIL’s direct beneficial ownership, beneficially own Warrants to purchase Common Stock in the Issuer at an exercise price of $0.35 per share, which currently represent the right to purchase within sixty days 7,435,000 shares of Common Stock. On January 25, 2018, the Issuer entered into a non-revolving term credit agreement (the “Credit Agreement”) with BIL to borrow up to a maximum of $7,000,000. In connection with the Credit Agreement, the Issuer issued Warrants to BIL whereby for every dollar borrowed and outstanding by Issuer from BIL, BIL would be entitled to purchase one share of Common Stock at an exercise price of $0.35 per share, up to 7,000,000 shares. Concurrent with the execution of the Credit Agreement, Issuer borrowed $4,500,000 and therefore BIL was entitled to Warrants for up to 4,500,000 shares as of January 26, 2018. On May 31, 2018, the Issuer and BIL entered into the First Amendment to the Credit Agreement, and in partial consideration of the foregoing amendment, the Issuer issued to BIL an additional 100,000 Warrants that were not tied to borrowing amount. On June 13, 2018, the Issuer and BIL entered into the Second Amendment to the Credit Agreement, and in partial consideration of the foregoing amendment, the Issuer issued to BIL an additional 500,000 Warrants that were not tied to borrowing amount. On August 31, 2018, the Issuer and BIL entered into the Third Amendment to the Credit Agreement, whereby the Issuer borrowed an additional $1,500,000 under the Credit Agreement, which resulted in BIL being entitled to 1,500,000 additional Warrants in connection with the additional borrowing, and, in partial consideration for entering into the foregoing amendment, Issuer issued to BIL an additional 835,000 Warrants. In addition, up to 1,000,000 additional shares of Common Stock under the Warrants will be issued and exercisable on a pro rata basis to additional amounts borrowed if and when advanced under the Credit Agreement. The Warrants are exercisable for cash until January 25, 2024. The Warrants will be exercisable on a cashless basis at its expiration if notice of expiration is not timely provided by the Issuer to BIL.  The funding for the Credit Agreement came from the working capital of BIL. None of the Warrants have been exercised as of the date hereof.

CUSIP No. 00435A102	SCHEDULE 13G	Page 10 of 12

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Item 2 above.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00435A102	SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2019	BEEDIE INVESTMENTS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

BEEDIE OYII HOLDINGS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

BEEDIE HOLDINGS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

RYAN BEEDIE FAMILY TRUST III

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

4358 INVESTMENTS LIMITED*

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

/s/ Ryan Beedie
RYAN BEEDIE, an individual*

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 00435A102	SCHEDULE 13G	Page 12 of 12

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 13th day of February, 2019	BEEDIE INVESTMENTS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

BEEDIE OYII HOLDINGS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

BEEDIE HOLDINGS LIMITED

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

RYAN BEEDIE FAMILY TRUST III

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

4358 INVESTMENTS LIMITED*

	By:	/s/ Ryan Beedie
Name: Ryan Beedie
Title: President

/s/ Ryan Beedie
RYAN BEEDIE, an individual*

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.